UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-49747
First Security Group, Inc.
(Exact Name of Registrant as Specified in Charter)

531 Broad Street, Chattanooga, Tennessee 37402, (423) 266-2000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share
Series B Preferred Stock Purchase Rights
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:
Rule 12g-4(a)(1)        ☒
Rule 12g-4(a)(2)        ☐
Rule 12h-3(b)(1)(i)    ☒
Rule 12h-3(b)(1)(ii)    ☐
Rule 15d-6        ☐

Approximate number of holders of record as of the certification or notice date: None*

* First Security Group, Inc. merged with and into Atlantic Capital Bancshares, Inc. on October 31, 2015, at which time the separate corporate existence of First Security Group, Inc. ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, Atlantic Capital Bancshares, Inc., as successor by merger to First Security Group, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ATLANTIC CAPITAL BANCSHARES, INC.
(as successor to First Security Group, Inc.)

By:	/s/ Patrick T. Oakes
Name:	Patrick T. Oakes
Title:	Executive Vice President, Chief Financial Officer, Secretary and Treasurer

Dated:	November 4, 2015